UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2016
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to
Commission file number 1-34073
A. Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

FIRSTMERIT CORPORATION AND AFFILIATES EMPLOYEES’
SALARY SAVINGS RETIREMENT PLAN
B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

Huntington Bancshares Incorporated
Huntington Center
41 South High Street
Columbus, Ohio 43287

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

FirstMerit Corporation and Affiliates
Employees’ Salary Savings Retirement Plan
December 31, 2016 and 2015 and Years Ended December 31, 2016 and 2015
With Report of Independent Registered Public Accounting Firm

FirstMerit Corporation and Affiliates
Employees’ Salary Savings Retirement Plan
Audited Financial Statements and Supplemental Schedule
Years Ended December 31, 2016 and 2015

Report of Independent Registered Public Accounting Firm

The Members of the Compensation Committee
Of the Board of Directors of
Huntington Bancshares Incorporated
Columbus, Ohio

We have audited the accompanying statements of net assets available for benefits of the FirstMerit Corporation and Affiliates Employees’ Salary Savings Retirement Plan (the “Plan”) as of December 31, 2016 and 2015, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2016 and 2015, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

As further discussed in Notes 1 and 2 to the financial statements, those charged with governance made a decision to terminate the FirstMerit Corporation and Affiliates Employees’ Salary Savings Retirement Plan, upon the merger of FirstMerit Corporation with Huntington Bancshares Incorporated. As a result, in accordance with accounting principles generally accepted in the United States of America, the FirstMerit Corporation and Affiliates Employees’ Salary Savings Retirement Plan has changed its basis of accounting from the accrual basis of accounting used in presenting the 2015 financial statements to the liquidation basis of accounting used in presenting the 2016 financial statement. Our opinion is not modified with respect to this matter.

The accompanying supplemental Schedule of Assets (Held at End of Year) as of December 31, 2016 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ BDO USA LLP
Cleveland, Ohio
June 29, 2017

FirstMerit Corporation and Affiliates
Employees’ Salary Savings Retirement Plan
Statements of Net Assets Available for Benefits

	December 31,
	2016	2015
	(In Liquidation)
Assets
Investments, at fair value:
Cash	$9,375	$938
Mutual funds	180,507,595	188,830,817
Common stock	44,139,465	36,031,408
Collective trust funds	54,489,840	55,346,905
Total investments	279,146,275	280,210,068
Receivables:
Contributions from employer	—	842,557
Notes receivable from participants	6,108,006	7,288,606
Other receivables	—	114,319
Total receivables	6,108,006	8,245,482

Cash-noninterest bearing	—	2,046

Net assets available for benefits	$285,254,281	$288,457,596
See accompanying notes to financial statements.

FirstMerit Corporation and Affiliates
Employees’ Salary Savings Retirement Plan
Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31,
	2016	2015
	(In Liquidation)
Additions
Investment income:
Interest and dividends	$7,190,793	$12,945,295
Net appreciation (depreciation) of investments	34,015,370	(14,960,817)
Total investment income	41,206,163	(2,015,522)

Interest income on notes receivable from participants	210,883	214,213

Contributions:
Employee contributions	9,763,467	15,569,917
Employer contributions	5,367,258	8,150,529
Rollovers from participants	436,724	948,146
Total contributions	15,567,449	24,668,592

Regulatory audit settlement	—	114,319
Total additions	56,984,495	22,981,602

Deductions
Benefits paid to participants	60,121,352	39,045,805
Administrative expenses	66,458	100,041
Total deductions	60,187,810	39,145,846

Net decrease	(3,203,315)	(16,164,244)
Net assets available for benefits at beginning of year	288,457,596	304,621,840
Net assets available for benefits at end of year	$285,254,281	$288,457,596
See accompanying notes to financial statements.

FirstMerit Corporation and Affiliates
Employees’ Salary Savings Retirement Plan
Notes to Financial Statements
December 31, 2016 and 2015

1. Description of the Plan

The following description of the FirstMerit Corporation and Affiliates Employees’ Salary Savings Retirement Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan was established as a defined contribution plan as of October 1, 1985, covering all eligible employees of FirstMerit Corporation (FirstMerit or the Corporation) who have elected to participate. The Plan is subject to certain provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

Plan Termination

On January 26, 2016, FirstMerit and Huntington Bancshares Incorporated (Huntington) announced the signing of a definitive merger agreement (Merger Agreement). The merger was completed on August 16, 2016.

Per the terms of the Merger Agreement, the FirstMerit Board of Directors adopted a resolution effective August 15, 2016 to terminate the Plan. Effective with the Plan's termination, all participants with an account balance remaining in the Plan became fully vested in all contribution sources, regardless of status or years of vested service. The Plan's termination also ceased employee and employer contributions into the Plan and ceased new participant notes receivable from the Plan. Existing FirstMerit employees who became Huntington employees were eligible to participate in the Huntington Investment and Tax Savings Plan on August 16, 2016.

Contributions

Prior to the Plan's termination eligible employees could enter the Plan on the January 1, April 1, July 1, or October 1 coinciding with or first following their completion of a period of service (as defined in the Plan Agreement) of at least three months and attainment of age twenty-one. A participant could contribute from 1% to 50% of their compensation to the Plan. Such contributions are known as voluntary pretax employee contributions. Voluntary pretax contributions and earnings are credited to each participant’s Employee Contribution Stock Ownership Plan (ESOP) account and are immediately vested and nonforfeitable.

Prior to the Plan's termination, the Plan made matching contributions equal to a certain percentage or amount of each participant’s voluntary pretax employee contributions. Effective January 1, 2013, the Corporation's matching contribution to the Plan was 100% on the first 3% and then 50% on the next 2% of the employee's qualifying salary. All matching contributions were immediately vested and nonforfeitable. Matching contributions were made in FirstMerit common stock purchased on the open market by the trustee, on a no-commission, no-fee basis, at a price equal to the immediate asked price of such shares on the NASDAQ on the date of purchase. After a participant’s six month anniversary from date of hire, the participant could elect to transfer up to 100% of the FirstMerit common stock held to one or more of the other available investment options. FirstMerit made $4,481,577 and $7,307,804 of

FirstMerit Corporation and Affiliates
Employees’ Salary Savings Retirement Plan
Notes to Financial Statements
December 31, 2016 and 2015

matching contributions to the Plan during the years ended December 31, 2016 and December 31, 2015, respectively.

Effective January 1, 2013 the Corporation provided, for a five-year period, a transition contribution equal to 3% of an employee's qualifying salary to all eligible pension plan participants that had earned 60 age-plus-service points as of December 31, 2012. This transition contribution totaled $1,176,409 and $842,557 for the years ended December 31, 2016 and December 31, 2015, respectively.

Participant Accounts

The Plan trustee contracted custodial and recordkeeping services of Charles Schwab to maintain separate accounts for each participant. Each account was credited with the participant’s contribution, and allocations of the Corporation’s contributions and Plan earnings. Prior to the termination, the Plan provided for each participant the ability to invest in one or more investment options (Investment Funds).

Payment of Benefits

Upon termination of a participant’s employment, including termination by reason of death, disability or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her accounts, or regular installments over any period not exceeding ten years.

In-service withdrawals are available in certain limited circumstances, as defined by the Plan. Hardship withdrawals are allowed for participants incurring an immediate and heavy financial need, as defined by the Plan. Hardship withdrawals are strictly regulated by the Internal Revenue Service (IRS) and a participant must exhaust all available loan options and available distributions prior to requesting a hardship withdrawal.

Notes Receivable from Participants

Prior to the Plan's termination, participants were permitted to borrow from their participant account. The loans were secured by the balance in the participant’s account at an interest rate determined by the Plan administrator.

Participants were permitted to borrow from their accounts up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance, but not less than $1,000. Loan terms ranged from one to five years or up to 20 years for the purchase of a primary residence. The $50,000 limit was reduced by the participant’s highest outstanding loan balance during the preceding 12-month period. A participant may not have more than four loans outstanding at any point in time. The loans bear interest at 1% over the five-year Treasury Note in effect on the next to the last business day of the month prior to the month in which the loan application is received by the Plan. Principal and interest were paid ratably through payroll deductions via an amortization schedule established at the frequency of the payroll cycle. If a participant terminates employment with the Company, they were given the option to repay the entire amount of the outstanding loan, plus accrued interest. If the loan was not repaid, it will automatically be treated as a distribution to the participant. Effective August 15, 2016, the Plan ceased new participant notes receivable from the Plan.

FirstMerit Corporation and Affiliates
Employees’ Salary Savings Retirement Plan
Notes to Financial Statements
December 31, 2016 and 2015

Administrative Expenses

Permissible administrative expenses of the plan may be paid via unallocated assets in the plan or by FirstMerit.

Forfeitures

Effective October 1, 2010, the Plan was amended to allow forfeitures to be used as soon as is administratively practicable, but not later than the end of the year following the Plan year in which the forfeitures occur, to reduce the administrative expenses of the Plan, then to reduce subsequent employer contributions made to the Plan. At December 31, 2016 and 2015 forfeited nonvested accounts totaled $5,520 and $161,811, respectively. These accounts were used to reduce employer contributions. For the years ended December 31, 2016 and 2015 employer contributions were reduced by $290,728 and $10,737, respectively, from forfeited nonvested accounts.

2. Summary of Significant Accounting Policies

Basis of Accounting

The financial statements have been prepared on the accrual basis of accounting in conformity with U.S. generally accepted accounting principles (U.S. GAAP). Certain prior period disclosures have been revised to conform to current year's presentation. Effective August 15, 2016, the FirstMerit Board of Directors adopted a resolution to terminate the Plan. As a result, the Plan's financial statements as of December 31, 2016 and for the period August 15, 2016 through December 31, 2016 have been prepared on the liquidation basis, in accordance with U.S. GAAP. This basis of accounting is considered appropriate when, among other things, liquidation of an entity is probable and the net realizable value of assets are reasonably determinable. Under the liquidation basis of accounting, assets are stated at their estimate net realized cash value and liabilities are stated at their anticipated settlement amounts. The estimated net realizable cash value for investments as of December 31, 2016 would be fair value. There were no material changes to the 2016 financial statements as a result of the change under the liquidation basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes and supplemental schedule. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 4 for further discussion and disclosure related to fair value measurements. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation/(depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year and increase in value resulting from conversion to Huntington Common Stock under the terms of the Merger Agreement.

FirstMerit Corporation and Affiliates
Employees’ Salary Savings Retirement Plan
Notes to Financial Statements
December 31, 2016 and 2015

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. No allowance for credit losses has been recorded as of December 31, 2016 or 2015. Delinquent participant notes are reclassified as distributions based upon the terms of the Plan document. Effective August 15, 2016, the Plan ceased new participant notes receivable from the Plan.

Payment of Benefits

Benefits are recorded when paid.

New Accounting Pronouncements
In May 2015, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2015-07, Fair Value Measurement (Topic 820) Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent) (Subtopic 835-30), which removes the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value per share practical expedient. The amendments also remove the requirement to make certain disclosures for all investments that are eligible to be measured at fair value using the net asset value per share practical expedient. Rather, those disclosures are limited to investments for which the entity has elected to measure the fair value using that practical expedient. The adoption of this guidance would only impact the presentation of the financial statements. ASU 2015-07 is effective retrospectively for public entities for reporting periods presented beginning after December 15, 2015, with early adoption permitted. The adoption of this accounting guidance did not have a material effect on the Plan's net assets available for benefits or the respective changes to the Plan's net assets available for benefits. As a result of adoption of ASU 2015-07, the Plan retrospectively modified its fair value disclosures (See Note 4).
In July 2015, the FASB issued ASU No. 2015-12 Plan Accounting:Defined Benefit Pension Plans (Topic 960) Defined Contribution Plans (Topic 962) Health and Welfare Benefit Plans (Topic 965) Part I: Fully Benefit-Responsive Investment Contracts; Part II: Plan Investment Disclosures; Part III: Measurement Date Practical Expedient, to reduce complexity in employee benefit plan accounting. Part I of the update designates contract value as the only required measure for fully-benefit responsive investment contracts and eliminates the requirement to reconcile contract value to fair value on the face of plan financial statements. Part II of the update eliminates the requirement to disclose investments (both participant-directed and nonparticipant- directed) of employee benefit plans in multiple ways and requires that investments be grouped only by general type. Part III of the update provides a practical expedient that allows employers to measure defined benefit plan assets on a month-end date that is nearest to the employer's fiscal year-end when the fiscal period does not coincide with a month-end. The adoption of this guidance would only impact the presentation of the financial statements. ASU No. 2015-12 is effective retrospectively for non-public entities for reporting periods presented beginning after December 15, 2015, with early adoption permitted. Parts I and II require retrospective application, and Part III requires prospective application. The Plan adopted Parts I and II. Part III is not applicable to this Plan. The adoption of ASU 2015-12 did not have a material effect on the Plan's net assets available for benefits or the respective changes to the Plan's net assets available for benefits.

FirstMerit Corporation and Affiliates
Employees’ Salary Savings Retirement Plan
Notes to Financial Statements
December 31, 2016 and 2015

There were no other new accounting pronouncements that were issued or became effective during the year ended December 31, 2016, that had, or are expected to have, a material impact on the Plan’s net assets available for benefits or financial statement disclosures.

Subsequent Events
In preparing these financial statements, subsequent events were evaluated through the time the financial statements were issued. In compliance with applicable accounting standards, all material subsequent events have been either recognized in the financial statements or disclosed in the notes to the financial statements.

3. Non-participant Directed Investments
Investments in common stock were either participant directed or non-participant directed. Information about the net assets and the significant components of changes in net assets related to the common stock investment are as follows:

	December 31,
	2016	2015
Common stock, at fair value (a)	$44,139,465	$36,031,408

	Year Ended December 31,
	2016	2015
Change in net assets:
Contributions	$2,727,785	$3,420,949
Dividends and capital gains	857,004	1,225,985
Interest income on participant loans	18,629	22,420
Net realized and unrealized appreciation (depreciation) in fair value (a)	18,127,200	(454,281)
Benefits paid to participants	(5,831,732)	(3,896,851)
Net loan principal repayments	223,650	249,097
Net transfers out	(8,013,772)	(2,639,061)
Administrative expenses	(707)	(719)
Net increase/(decrease) in common stock	$8,108,057	$(2,072,461)
(a) Pursuant to the Merger Agreement, all outstanding shares of FirstMerit Corporation common stock were exchanged for Huntington Bancshares, Inc. common stock and cash as of the effective time of the Merger and as provided in the terms of the Merger Agreement, including shares of FirstMerit common stock held in the Plan. Accordingly as of such date, the Plan’s holdings of FirstMerit common shares were converted to shares of Huntington Bancshares, Inc. and cash. The resulting cash portion of $9.2 million is reflected in net realized and unrealized appreciation in fair value.

4. Fair Value Measurements

Accounting Standards Codification 820, Fair Value Measurements and Disclosures (ASC 820), provides the framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under ASC 820 are described as follows:

FirstMerit Corporation and Affiliates
Employees’ Salary Savings Retirement Plan
Notes to Financial Statements
December 31, 2016 and 2015

•Level 1 — Valuations based on unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

•Level 2 — Valuations based on quoted prices for similar assets and liabilities traded in active markets; quoted prices for identical or similar instruments in inactive markets; inputs other than quoted prices that are observable for the asset or liability; and inputs that are derived from or corroborated by observable market data by correlation or other means.

•Level 3 — Valuations based on unobservable inputs which are significant to the fair value measurement.

The level in the fair value hierarchy ascribed to a fair value measurement in its entirety is based on the lowest level input that is significant to the overall fair value measurement.

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2016 and 2015.

Cash: Money market funds are valued at the closing price reported by the fund sponsor from an actively traded exchange. These are included within cash and cash equivalents as Level 1 measurements in the table below.

Mutual funds: Valued at quoted prices as reported on the active market in which the mutual funds are traded.

Common stock: Valued at the closing price reported on the active market on which the individual securities are traded.

Collective trust funds: Valued at the net asset value (NAV) of units of a bank collective trust. The NAV, as provided by the trustee, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities. Participant transactions (purchases and sales) may occur daily. Were the Plan to initiate a full redemption of the collective trust, the investment adviser reserves the right to temporarily delay withdrawal from the trust in order to ensure that the securities liquidations will be carried out in an orderly business manner.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

FirstMerit Corporation and Affiliates
Employees’ Salary Savings Retirement Plan
Notes to Financial Statements
December 31, 2016 and 2015

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value.

	Assets at Fair Value as of
	December 31, 2016
	Level 1	Level 2	Level 3	Total
Cash	$9,375	$—	$—	$9,375
Mutual funds	180,507,595	—	—	180,507,595
Common stock (a)	44,139,465	—	—	44,139,465
Total assets in the fair value hierarchy	224,656,435	—	—	224,656,435
Investments measured at net assets value (b)				54,489,840
Total investments at fair value	$224,656,435	$—	$—	$279,146,275

	Assets at Fair Value as of
	December 31, 2015
	Level 1	Level 2	Level 3	Total
Cash	$938	$—	$—	$938
Mutual funds	188,830,817	—	—	188,830,817
Common stock (a)	36,031,408	—	—	36,031,408
Total assets in the fair value hierarchy	224,863,163	—	—	224,863,163
Investments measured at net assets value (b)				55,346,905
Total investments at fair value	$224,863,163	$—	$—	$280,210,068

(a)
Pursuant to the Merger Agreement, all outstanding shares of FirstMerit Corporation common stock were exchanged for Huntington Bancshares, Inc. common stock and cash as of the effective time of the Merger and as provided in the terms of the Merger Agreement, including shares of FirstMerit common stock held in the Plan. Accordingly as of such date, the Plan’s holdings of FirstMerit common shares were converted to shares of Huntington Bancshares, Inc. and cash.

(b)
In accordance with Subtopic 820-10, certain investments that were measured at net asset value per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statements of net assets available for benefits.

There have been no transfers between Level 1 and Level 2 of the fair value hierarchy during the years ended December 31, 2016 and 2015. There have been no transfers in or out of Level 3 of the fair value hierarchy during the years ended December 31, 2016 and 2015.

The following table summarizes investments measured at fair value based on net asset value per share as of December 31, 2016 and 2015.

FirstMerit Corporation and Affiliates
Employees’ Salary Savings Retirement Plan
Notes to Financial Statements
December 31, 2016 and 2015

Collective Trust Funds
December 31, 2016
		Fair Value	Unfunded Commitments	Redemption Notice Period
Federated Capital Preservation Fund IP	(a)	$21,774,039	n/a	1 year
Schwab Managed Retirement Trust 2010 CL III	(b)	589,235	n/a	n/a
Schwab Managed Retirement Trust 2015 CL III	(b)	1,964,835	n/a	n/a
Schwab Managed Retirement Trust 2020 CL III	(b)	5,098,722	n/a	n/a
Schwab Managed Retirement Trust 2025 CL III	(b)	7,352,646	n/a	n/a
Schwab Managed Retirement Trust 2030 CL III	(b)	4,647,663	n/a	n/a
Schwab Managed Retirement Trust 2035 CL III	(b)	3,672,300	n/a	n/a
Schwab Managed Retirement Trust 2040 CL III	(b)	3,387,043	n/a	n/a
Schwab Managed Retirement Trust 2045 CL III	(b)	3,196,083	n/a	n/a
Schwab Managed Retirement Trust 2050 CL III	(b)	1,375,619	n/a	n/a
Schwab Managed Retirement Trust 2055 CL III	(b)	958,657	n/a	n/a
Schwab Managed Retirement Trust Income III	(c)	472,998	n/a	n/a

Collective Trust Funds
December 31, 2015
		Fair Value	Unfunded Commitments	Redemption Notice Period
Federated Capital Preservation Fund IP	(a)	21,922,515	n/a	1 year
Schwab Managed Retirement Trust 2010 CL III	(b)	726,431	n/a	n/a
Schwab Managed Retirement Trust 2015 CL III	(b)	2,593,079	n/a	n/a
Schwab Managed Retirement Trust 2020 CL III	(b)	5,999,962	n/a	n/a
Schwab Managed Retirement Trust 2025 CL III	(b)	7,155,015	n/a	n/a
Schwab Managed Retirement Trust 2030 CL III	(b)	4,863,483	n/a	n/a
Schwab Managed Retirement Trust 2035 CL III	(b)	3,699,534	n/a	n/a
Schwab Managed Retirement Trust 2040 CL III	(b)	2,881,083	n/a	n/a
Schwab Managed Retirement Trust 2045 CL III	(b)	3,012,366	n/a	n/a
Schwab Managed Retirement Trust 2050 CL III	(b)	1,398,621	n/a	n/a
Schwab Managed Retirement Trust 2055 CL III	(b)	711,582	n/a	n/a
Schwab Managed Retirement Trust Income III	(c)	383,234	n/a	n/a

(a)
The investment objective of the fund is stability of principal and current income. To accomplish this objective, the fund invests primarily in stable value products, such as guaranteed investment contracts (GIC's) (also known as traditional GIC's), separate account GIC's, and synthetic GIC's and money market instruments

(b)	Seeks to provide capital appreciation and income consistent with its current asset allocations

(c)	Seeks to provide total return for investors near or in retirement.

FirstMerit Corporation and Affiliates
Employees’ Salary Savings Retirement Plan
Notes to Financial Statements
December 31, 2016 and 2015

5. Party-in-Interest Transactions

Prior to the merger, transactions involving notes receivable from participants and common stock of First Merit, the Plan Sponsor and trustee, were considered party-in-interest transactions. In addition, following the Merger, transactions involving common stock of Huntington Bancshares, Inc are considered party-in-interest transactions. These transactions are not, however, considered prohibited transactions under ERISA regulations.

6. Risks and Uncertainties

The Plan holds investments in various investment securities. The Plan generates a significant portion of its earnings from investments in domestic and international mutual funds, collective trust funds, and common stock of FirstMerit, prior to the Merger. Following the merger, Huntington Bancshares, Inc common stock represents a significant concentration of the Plan’s total investments. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

7. Tax Status

The Plan has received a determination letter from the IRS dated September 16, 2014 stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. This determination letter is applicable for amendments to the Plan through 2013. On May 22, 2017, the Plan submitted an application to the IRS for a determination of the Plan’s continued qualified status as of the Plan’s termination. Such application remains outstanding as of the date of this report.
The Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Sponsor believes the Plan is being operated in compliance with applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax-exempt.

U.S. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan Sponsor has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2016, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

FirstMerit Corporation and Affiliates
Employees’ Salary Savings Retirement Plan
Notes to Financial Statements
December 31, 2016 and 2015

8. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of the net assets available for benefits as reported in the Plan's financial statements to the Form 5500 for the years ended December 31, 2016 and 2015.

	Year Ended December 31,
	2016	2015
Net assets available for benefits per the financial statements	$285,254,281	$288,457,596
Adjustments from contract value to fair value for fully benefit-responsive investment contracts	—	(43,845)
Net assets available for benefits per the Form 5500 *	$285,254,281	$288,413,751
* As of June 29, 2017, the Plan’s Form 5500 for the year ended December 31, 2016 had not yet been filed. 2016 amounts are reconciled to a draft Form 5500.

The following is a reconciliation of the change in net assets available for benefits as reported in the Plan's financial statements to the Form 5500 for the years ended December 31, 2016 and 2015.

	Year Ended December 31,
	2016	2015
Net decrease as reported in the Plan's financial statements	$(3,203,315)	$(16,164,244)
Adjustments from contract value to fair value for fully benefit-responsive investment contracts	43,845	(110,273)
Net decrease as reported in the Form 5500 *	$(3,159,470)	$(16,274,517)
* As of June 29, 2017, the Plan’s Form 5500 for the year ended December 31, 2016 had not yet been filed. 2016 amounts are reconciled to a draft Form 5500.

Supplemental Schedule

FirstMerit Corporation and Affiliates
Employees’ Salary Savings Retirement Plan
EIN: 34-1339938 Plan Number: 002
Schedule H, Line 4i — Schedule of Assets
(Held at End of Year)
December 31, 2016

(a)	(b) Identity of Issuer, Borrower, Lessor, or Similar Party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current Value
	CASH:
	Federated Government Obligations Fund	Federated Government Obligations Fund Institutional Shares	$—	$9,375
	Total cash			9,375
	COLLECTIVE TRUSTS FUNDS:
*	Schwab Managed Retirement Trust 2010 CL III	Schwab Managed Retirement Trust 2010 CL III - 26,223 shares	—	589,235
*	Schwab Managed Retirement Trust 2015 CL III	Schwab Managed Retirement Trust 2015 CL III - 136,922 shares	—	1,964,835
*	Schwab Managed Retirement Trust 2020 CL III	Schwab Managed Retirement Trust 2020 CL III - 200,500 shares	—	5,098,722
*	Schwab Managed Retirement Trust 2025 CL III	Schwab Managed Retirement Trust 2025 CL III - 489,198 shares	—	7,352,646
*	Schwab Managed Retirement Trust 2030 CL III	Schwab Managed Retirement Trust 2030 CL III - 166,166 shares	—	4,647,663
*	Schwab Managed Retirement Trust 2035 CL III	Schwab Managed Retirement Trust 2035 CL III - 236,923 shares	—	3,672,300
*	Schwab Managed Retirement Trust 2040 CL III	Schwab Managed Retirement Trust 2040 CL III - 116,034 shares	—	3,387,043
*	Schwab Managed Retirement Trust 2045 CL III	Schwab Managed Retirement Trust 2045 CL III - 212,364 shares	—	3,196,083
*	Schwab Managed Retirement Trust 2050 CL III	Schwab Managed Retirement Trust 2050 CL III - 87,563 shares	—	1,375,619
*	Schwab Managed Retirement Trust 2055 CL III	Schwab Managed Retirement Trust 2055 CL III - 63,111 shares	—	958,657
*	Schwab Managed Retirement Trust Income III	Schwab Managed Retirement Trust Income III - 28,205 shares	—	472,998
	Federated Capital Preservation Fund IP	Federated Capital Preservation Fund IP - 2,177,404 shares	—	21,774,039
	Total collective trust funds			54,489,840
	MUTUAL FUNDS:
	American Funds AMCAP Fund	American Funds AMCAP Fund - 1,378,798 shares	—	37,241,324
	Columbia Small Cap Index R5	EuroPacific Growth Fund - 383,465 shares	—	4,193,433
	DFA US Target Value Fund	Columbia Small Cap Index R5 - 173,641 shares	—	18,265,777
	EuroPacific Growth Fund	DFA US Target Value Fund - 764,578 shares	—	17,259,781
	Loomis Sayles Bond Fund	Loomis Sayles Bond Fund - 204,848 shares	—	2,777,740
	PIMCO Total Return Fund Institutional	PIMCO Total Return Fund Institutional - 1,931,669 shares	—	19,374,641
*	Schwab S&P 500 Index Fund	Schwab S&P 500 Index Fund - 826,187 shares	—	28,437,367
	Invesco Diversified Dividend Fund	Invesco Diversified Dividend Fund - 1,084,840 shares	—	20,937,413
	T. Rowe Price Small-Cap Stock Fund	T. Rowe Price Small-Cap Stock Fund - 358,548 shares	—	16,109,583
	Vanguard Total Stock Market Index Admiral	Vanguard Total Stock Market Index Admiral - 137,678 shares	—	7,720,970
	Vanguard Total Bond Market Index Admiral	Vanguard Total Bond Market Index Admiral - 290,490 shares	—	3,093,716
	Vanguard Total International Stock Index Admiral	Vanguard Total International Stock Index Admiral - 92,572 shares	—	2,280,047
	Vanguard REIT Index Admiral	Vanguard REIT Index Admiral - 11,626 shares	—	1,358,723
	Vanguard Emerging Markets Stock Fund	Vanguard Emerging Markets Stock Fund - 48,928 shares	—	1,457,080
	Total mutual funds			180,507,595
	COMMON STOCK:
*	Huntington Bancshares, Inc.	Huntington Bancshares, Inc. common stock - 3,338,840 shares	40,630,592	44,139,465
	Total common stock		40,630,592	44,139,465
*	Loans to Participants	Participant Loans — at various interest rates ranging from 1.61% — 6.94% with various maturity dates	—	6,108,006
	TOTAL		40,630,592	$285,254,281

*	Indicates party-in-interest to the Plan

Note:
Cost information is disclosed for Huntington Bancshares, Inc. common stock since investment can be either participant or non-participant directed. Cost information is not disclosed for all other investments since they are solely participant directed.

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

FirstMerit Corporation and Affiliates Employees’ Salary Savings Retirement Plan

By:	/s/ Howell D. McCullough
Howell D. McCullough
Sr. Executive Vice President and Chief Financial Officer
Huntington Bancshares Incorporated
Date: June 29, 2017

Exhibit Index

Exhibit
Number	Exhibit
23.1	Consent of BDO USA, LLP, Independent Registered Public Accounting Firm, dated June 29, 2017